SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT (this "Agreement") made as of the date set forth on the signature page hereof between Texas Mineral Resources Corp., a Delaware corporation (the "Company"), and the undersigned (the "Subscriber").

WITNESSETH:

WHEREAS, the Company shall sell to the Subscriber and the Subscriber shall purchase 5,111,626 shares of common stock ("Shares" or "Securities") of the Company at a price per Share of US $0.36 ("Purchase Price");

WHEREAS, the Company is not obligated to register the resale of the Shares under the Securities Act of 1933 ("Securities Act"); and

WHEREAS, the Subscriber desires to purchase the amount of Shares set forth on the Signature Page hereof on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and the mutual representations and covenants hereinafter set forth, the parties hereto do hereby agree as follows:

I.   SUBSCRIPTION FOR SHARES AND REPRESENTATIONS BY SUBSCRIBER

1.1   Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company the Shares, and the Company agrees to sell to the Subscriber such Shares, as is set forth on the Signature Page.

1.2   The Subscriber recognizes that the purchase of the Securities involves a high degree of risk including, but not limited to, the following: (a) the Company has a limited operating history with a history of losses and requires additional funds to conduct its business; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Securities; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the Securities is extremely limited and the Company will not be registering the resale of the Shares; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; (f) the Company has not paid any dividends since its inception and does not anticipate paying any dividends; and (g) the Company may issue additional securities in the future which have rights and preferences that are senior to those of the Securities. Without limiting the generality of the representations set forth in Section 1.5 below, the Subscriber represents that the Subscriber has carefully reviewed all of the Company's filings made with the Securities and Exchange Commission through the date of execution hereof ("SEC Filings") and has had the opportunity to ask management any questions regarding the SEC Filings.

1.3   The Subscriber represents that the Subscriber is an "accredited investor" as such term is defined in Rule 501 of Regulation D ("Regulation D") promulgated under the Securities Act, and that the Subscriber is able to bear the economic risk of an investment in the Securities.

1.4   The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, or the Subscriber has employed the services of a "purchaser representative" (as defined in Rule 501 of Regulation D), attorney and/or accountant to read all of the documents furnished or made available by the Company both to the Subscriber and to all other prospective investors in the Securities to evaluate the merits and risks of such an investment on the Subscriber's behalf; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

1.5   The Subscriber hereby acknowledges receipt and careful review of this Agreement, and any documents which may have been made available upon request as reflected therein, and hereby represents that the Subscriber (a) has carefully reviewed the SEC Filings, and (b) has been furnished by the Company with all information regarding the Company, and any additional information that the Subscriber has requested or desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company and the terms and conditions of the sale of the Securities.

1.6   (a)   In making the decision to invest in the Securities, the Subscriber has relied solely upon the information provided by the Company as well as the SEC Filings. To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Securities hereunder.

(b)   The Subscriber represents that (i) the Subscriber was contacted regarding the sale of the Securities by the Company or its agents, (ii) no Securities were offered or sold to it by means of any form of general solicitation or general advertising, and in connection therewith, the Subscriber did not (A) receive or review any advertisement, article, notice or other communication published in a newspaper or magazine or similar media or broadcast over television or radio, whether closed circuit, or generally available; or (B) attend any seminar meeting or industry investor conference whose attendees were invited by any general solicitation or general advertising, and (iii) the Subscriber's substantive relationship with the Company's agent predates the agent's contact with the Subscriber regarding an investment in the Securities.

1.7   The Subscriber hereby represents that the Subscriber, either by reason of the Subscriber's business or financial experience or the business or financial experience of the Subscriber's professional advisors (who are unaffiliated with and not compensated by the Company or any affiliate or selling agent of the Company, directly or indirectly), has the capacity to protect the Subscriber's own interests in connection with the transaction contemplated hereby.

1.8   The Subscriber hereby acknowledges that the offering of the Securities has not been reviewed by the SEC nor any state regulatory authority since the offering is intended to be exempt from the registration requirements of Section 5 of the Securities Act pursuant to Regulation D promulgated thereunder. The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

1.9   The Subscriber understands that the Securities have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention.   In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Shares for the Subscriber's own account for investment and not with a view toward the resale or distribution to others.

1.10   The Subscriber understands that the Securities are being offered and sold in reliance on specific exemptions from the registration requirements of federal and state securities laws and that the Company and the principals and controlling persons thereof are relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments, and understandings set forth herein in order to determine the applicability of such exemptions and the undersigned's suitability to acquire Securities.

1.11   The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR ANY STATE SECURITIES OR "BLUE SKY LAWS," AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED ABSENT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT OR COMPLIANCE WITH RULE 144 PROMULGATED UNDER SUCH ACT, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL, REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED."

ADDITIONAL REPRESENTATIONS AND WARRANTIES OF NON-U.S. PERSONS

1.12   If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Code), such Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Such Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

1.13   Each Subscriber that is not a U.S. Person, severally and not jointly, further represents and warrants to the Company as follows: (i) at the time of (A) the offer by the Company and (B) the acceptance of the offer by such Person, of the Securities, such Person was outside the U.S.; (ii) no offer to acquire the Securities or otherwise to participate in the transactions contemplated by this Agreement was made to such Person or its representatives inside the U.S.; (iii) such Person is not purchasing the Securities for the account or benefit of any U.S. Person, or with a view towards distribution to any U.S. Person, in violation of the registration requirements of the Securities Act; (iv) such Person will make all subsequent offers and sales of the Securities either (A) outside of the U.S. in compliance with Regulation S; (B) pursuant to a registration under the Securities Act; or (C) pursuant to an available exemption from registration under the Securities Act; (v) such Person is acquiring the Securities for such Person's own account, for investment and not for distribution or resale to others; (vi) such Person has no present plan or intention to sell the Securities in the U.S. or to a U.S. Person at any predetermined time, has made no predetermined arrangements to sell the Securities and is not acting as an underwriter or dealer with respect to such securities or otherwise participating in the distribution of such securities; (vii) neither such Person, its affiliates nor any Person acting on behalf of such Person, has entered into, has the intention of entering into, or will enter into any put option, short position or other similar instrument or position in the U.S. with respect to the Securities at any time after the Closing Date through the one year anniversary of the Closing Date except in compliance with the Securities Act; (viii) such Person consents to the placement of a legend on any certificate or other document evidencing the Securities substantially in the form set forth in Section 1.12 such Person is not acquiring the Securities in a transaction (or an element of a series of transactions) that is part of any plan or scheme to evade the registration provisions of the Securities Act. For purposes of this Section, "Person" means all natural persons, corporations, business trusts, associations, companies, partnerships, limited liability companies, joint ventures and other entities, governments, agencies and political subdivisions.

1.14   **The Subscriber should check the Office of Foreign Assets Control ("OFAC") website at   before making the following representations**. The Subscriber represents that the amounts invested by it in the Company in the offering were not and are not directly or indirectly derived from activities that contravene federal, state or international laws and regulations, including anti-money laundering laws and regulations. Federal regulations and Executive Orders administered by OFAC prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. The lists of OFAC prohibited countries, territories, persons and entities can be found on the OFAC website at   . In addition, the programs administered by OFAC (the "OFAC Programs") prohibit dealing with individuals[1] or entities in certain countries regardless of whether such individuals or entities appear on the OFAC lists.

1.15   To the best of the Subscriber's knowledge, none of: (1) the Subscriber; (2) any person controlling or controlled by the Subscriber; (3) if the Subscriber is a privately-held entity, any person having a beneficial interest in the Subscriber; or (4) any person for whom the

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[1] These individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

Subscriber is acting as agent or nominee in connection with this investment is a country, territory, individual or entity named on an OFAC list, or a person or entity prohibited under the OFAC Programs. Please be advised that the Company may not accept any amounts from a prospective investor if such prospective investor cannot make the representation set forth in the preceding paragraph. The Subscriber agrees to promptly notify the Company should the Subscriber become aware of any change in the information set forth in these representations. The Subscriber understands and acknowledges that, by law, the Company may be obligated to "freeze the account" of the Subscriber, either by prohibiting additional subscriptions from the Subscriber, declining any redemption requests and/or segregating the assets in the account in compliance with governmental regulations. The Subscriber further acknowledges that the Company may, by written notice to the Subscriber, suspend the redemption rights, if any, of the Subscriber if the Company reasonably deems it necessary to do so to comply with anti-money laundering regulations applicable to the Company or any of the Company's other service providers. These individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

1.16   To the best of the Subscriber's knowledge, none of: (1) the Subscriber; (2) any person controlling or controlled by the Subscriber; (3) if the Subscriber is a privately-held entity, any person having a beneficial interest in the Subscriber; or (4) any person for whom the Subscriber is acting as agent or nominee in connection with this investment is a senior foreign political figure,[2] or any immediate family[3] member or close associate[4] of a senior foreign political figure, as such terms are defined in the footnotes below; and

1.17   If the Subscriber is affiliated with a non-U.S. banking institution (a "Foreign Bank"), or if the Subscriber receives deposits from, makes payments on behalf of, or handles other financial transactions related to a Foreign Bank, the Subscriber represents and warrants to the Company that: (1) the Foreign Bank has a fixed address, other than solely an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities; (2) the Foreign Bank maintains operating records related to its banking activities; (3) the Foreign Bank is subject to inspection by the banking authority that licensed the Foreign Bank to conduct banking activities; and (4) the Foreign Bank does not provide banking services to any other Foreign Bank that does not have a physical presence in any country and that is not a regulated affiliate.

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[2] A "senior foreign political figure" is defined as a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a "senior foreign political figure" includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure.

[3] "Immediate family" of a senior foreign political figure typically includes the figure's parents, siblings, spouse, children and in-laws.

[4] A "close associate" of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the senior foreign political figure.

II. REPRESENTATIONS BY AND COVENANTS OF THE COMPANY

The Company hereby represents and warrants to the Subscriber that:

2.1   Organization, Good Standing, Qualification and Capitalization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority to conduct its business.

2.2   Authorization; Enforceability. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, including the issuance of the Shares. All corporate action on the part of the Company, its directors and stockholders necessary for the (i) authorization execution, delivery and performance of this Agreement by the Company and (ii) authorization, sale, issuance and delivery of the Shares contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shares, when issued and fully paid for in accordance with the terms hereof, will be validly issued, fully paid and nonassessable.

2.3   Board Representation. Upon the funding of Subscriber's investment in the Company, the Board of Directors will increase the size of the Board of Directors, if necessary, and promptly nominate and appoint two nominees of Subscriber to the Board of Directors, that are acceptable to the Company in its reasonable discretion. Each nominee will need to complete appropriate questionnaires with responses that are acceptable to the Company. If any nominee shall no longer serve or be able to serve as a director, Subscriber will have the right to nominate a replacement. So long as at least 2,555,813 Shares are held by Subscriber, Subscriber shall continue to have the right to appoint two nominees to the Board of Directors in accordance with the foregoing provisions.

III. TERMS OF SUBSCRIPTION

3.1   Certificates representing the Securities purchased by the Subscriber pursuant to this Agreement will be prepared for delivery following the date on which such purchase takes place.

IV. MISCELLANEOUS

4.1   This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

4.2   Nothing in this Agreement shall create or be deemed to create any rights in any person or entity not a party to this Agreement.

4.3   The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors, employees, agents, control persons and affiliates from and against all losses, liabilities, claims, damages, costs, fees and expenses whatsoever (including, but not limited to, any and all expenses incurred in investigating, preparing or defending against any litigation commenced or threatened) based upon or arising out of any actual or alleged false acknowledgment, representation or warranty, or misrepresentation or omission to state a material fact, or breach by the Subscriber of any covenant or agreement made by the Subscriber herein or in any other document delivered in connection with this Subscription Agreement

IN WITNESS WHEREOF, the undersigned have executed this Subscription Agreement as of the date set forth below.

SUBSCRIPTION AGREEMENT
COUNTERPART SIGNATURE PAGE

By: _____

Name of Investor: Navajo Transitional Energy Corp.

Title (if applicable): _CEO_

Address: _4801 N. Butler Ave._

Building 2000, Farmington, NM 87401

Date: _8/1/19_

Taxpayer Identification Number: _____

Email address: _clark.moseley@navajo-tec.com_

Facsimile: _____

State of Organization: _Navajo Nation_

Number of Shares Subscribed for:	5,111,626	Amount of payment: $1,840,185

CERTIFICATE OF SIGNATORY

(To be completed if Shares are
being subscribed for by an entity)

I, _Clark Moseley_ , am the _CEO_ of
Navajo Transitional Energy Co. (the "Entity".)

I certify that I am empowered and duly authorized by the Entity to execute and deliver the Subscription Agreement.

IN WITNESS WHEREOF, I have set my hand this _1_ day of _August_, 2019.

_____
(Signature)

Dated: _August 1_ , 2019

8

Agreed to and accepted as of _____, 2019.

Texas Mineral Resources Corp.

_____

Name: Daniel E. Gorski
Title: Chief Executive Officer

Wire Instructions:

_____

_____

_____

(___) _____
For Credit to: Texas Mineral Resources Corp.
ABA: _____
Account: _____